Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 54-IV dated May 4, 2007	Term sheet No. 6 to Product Supplement No. 54-IV Registration Statement No. 333-130051 Dated June 20, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund due August 18, 2008

General

  The notes are designed for investors who seek a return of twice the appreciation of a weighted basket of international components consisting of two indices and one exchange traded fund up to a maximum total return of 28%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 18, 2008†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about July 13, 2007 and are expected to settle on or about July 18, 2007.

Key Terms

Basket:

The notes are linked to a weighted basket consisting of the Nikkei 225 Index (“NKY”), the Dow Jones EURO STOXX 50® Index (“SX5E”) and the iShares® MSCI Emerging Markets Index Fund (“EEM”) (each a “Basket Component,” and together, the “Basket Components”).

Component Weightings:	The Nikkei Weighting is 40%, the EURO STOXX Weighting is 40% and the MSCI Emerging Markets Weighting is 20% (each a “Component Weighting,” and collectively, the “Component Weightings”).
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the notes of 28%*. For example, if the Basket Return is more than 14%, you will receive the Maximum Total Return on the notes of 28%*, which entitles you to a maximum payment at maturity of $1,280 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Basket Return x 2)]
* The actual Maximum Total Return will be set on the pricing date and will not be less than 28%.

Your investment will be fully exposed to any decline in the Basket.
If the Ending Basket Level declines from the Starting Basket Level, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond the Starting Basket Level. Accordingly, if the Basket Return is negative, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Basket Return)
You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set to equal 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (Nikkei Return * 40%) + (EURO STOXX Return * 40%) + (MSCI Emerging Markets Return * 20%)]

The Nikkei Return and the EURO STOXX Return are the performance of the respective Basket Components, expressed as a percentage, from the closing levels of the respective Basket Components on the pricing date to the closing levels of the respective Basket Components on the Observation Date. The MSCI Emerging Markets Return is the performance of the iShares® MSCI Emerging Markets Index Fund, expressed as a percentage, from its Initial Share Price on the pricing date to its Final Share Price on the Observation Date. The Initial Share Price used to calculate the MSCI Emerging Markets Return is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the pricing date. The Final Share Price used to calculate the MSCI Emerging Markets Return is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the Observation Date, multiplied by the Share Adjustment Factor. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 54-IV.

Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 54-IV for further information about these adjustments.

Observation Date:	August 13, 2008†
Maturity Date:	August 18, 2008†
CUSIP:	48123JG52
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 54-IV.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 54-IV and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 54-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $17.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-125 of the accompanying product supplement no. 54-IV.
For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. If the notes priced today, the aggregate amount of these fees would be expected to be $17.00 per $1,000 principal amount note. The actual amount of these fees may be more or less than $17.00 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the total amount of these fees exceed $25.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 20, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 54-IV dated May 4, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 54-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 54-IV dated May 4, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207001766/e27198_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 28%, or $1,280 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 28%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — The return on the notes is linked to a weighted basket consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The iShares® MSCI Emerging Markets Index Fund is a registered investment company that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Basket and each Basket Component, please see “The Nikkei 225 Index,” “The Dow Jones EURO STOXX 50® Index” and “iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 54-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 54-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” that, subject to the discussion of the “constructive ownership” rules in the next sentence, should generate long-term capital gain or loss if held for more than one year for U.S. federal income tax purposes, whether or not you are an initial purchaser of notes at the issue price. However, a portion of any gain on the sale or settlement of the notes after one year could (by virtue of the iShares® MSCI Emerging Markets Index Fund being a component of the Basket) be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code, in which case the tax consequences of selling or settling the notes could be significantly and adversely affected, as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 54-IV. Our special tax counsel is unable to express any opinion as to whether or to what extent the constructive ownership rules might apply to an investment in the notes.
  In addition, the Internal Revenue Service or a court may not respect the above characterization and treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as “contingent payment debt instruments,” as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 54-IV.
  You should consult your tax adviser regarding the treatment of the notes, including the possible application of the constructive ownership rules as well as possible alternative treatments.

JPMorgan Structured Investments —
Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund
TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the Nikkei 225 Index, Dow Jones EURO STOXX 50® Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 54-IV dated May 4, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 28%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.
  THE BASKET RETURN FOR THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE NIKKEI 225 INDEX AND DOW JONES EURO STOXX 50® INDEX — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  ONE OF THE COMPONENTS OF THE BASKET, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund are converted into dollars for the purposes of calculating the net asset value of the iShares® MSCI Emerging Markets Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the iShares® MSCI Emerging Markets Index Fund. Your net exposure will depend on the extent to which the currencies of the equity securities held by the iShares® MSCI Emerging Markets Index Fund strengthen or weaken against the U.S. dollar. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the net asset value of the iShares® MSCI Emerging Markets Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.
  THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the iShares® MSCI Emerging Markets Index Fund’s investment advisor. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the iShares® MSCI Emerging Markets Index Fund. Any of these actions could adversely affect the price of the shares of the iShares® MSCI Emerging Markets Index Fund and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the MSCI Emerging Markets Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index. In addition, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE iSHARES® MSCI EMERGING MARKETS INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the iShares® MSCI Emerging Markets Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the iShares® MSCI Emerging Markets Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments —
Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund
TS-2
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Components;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Components;
    interest and yield rates in the market generally as well as in each of the markets of the securities composing the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and securities held by the iShares® MSCI Emerging Markets Index Fund;
    the occurrence of certain events to the iShares® MSCI Emerging Markets Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar, and each of the currencies in which the stocks composing the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Starting Basket Level of 100 and assumes a Maximum Total Return on the notes of 28%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180	80.00%	28.00%
160	60.00%	28.00%
150	50.00%	28.00%
140	40.00%	28.00%
130	30.00%	28.00%
120	20.00%	28.00%
115	15.00%	28.00%
114	14.00%	28.00%
110	10.00%	20.00%
105	5.00%	10.00%
100	0.00%	0.00%
90	-10.00%	-10.00%
80	-20.00%	-20.00%
70	-30.00%	-30.00%
60	-40.00%	-40.00%
50	-50.00%	-50.00%
40	-60.00%	-60.00%
30	-70.00%	-70.00%
20	-80.00%	-80.00%
10	-90.00%	-90.00%
0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 28%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 28%, the investor receives a payment at maturity of $1,280 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the Basket Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

JPMorgan Structured Investments —
Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund
TS-3

Historical Information

The following graphs show the historical weekly performance of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index from January 2, 2002 through June 15, 2007, as well as the iShares® MSCI Emerging Markets Index Fund and the Basket as a whole from April 11, 2003 through June 15, 2007. The graph of the historical Basket performance assumes the Basket level on April 11, 2003 was 100 and the Component Weightings specified on the cover of this term sheet on that date. The closing level of the Nikkei 225 Index on June 19, 2007 was 18163.61. The closing level of the Dow Jones EURO STOXX 50® Index on June 19, 2007 was 4527.22. The closing price of the iShares® MSCI Emerging Markets Index Fund on June 19, 2007 was $132.69.

We obtained the various Basket Component closing levels or price below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels or prices of each Basket Component and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level or price of any Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment.

JPMorgan Structured Investments —
Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund
TS-4